UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 11)1

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value per share

(Title of Class of Securities)

8676EP108

(CUSIP Number)

glenn w. welling

engaged capital, llc

610 Newport Center Drive, Suite 250

Newport Beach, California 92660

(949) 734-7900

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,803,366
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,803,366
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Co-Invest IV-A, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		274,994
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

274,994
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

274,994
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,803,366
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,803,366
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Flagship Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,803,366
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,803,366
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,803,366
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON

Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,500,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,500,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,500,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.8%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 8676EP108

The following constitutes Amendment No. 11 to the Schedule 13D filed by the undersigned (“Amendment No. 11”). This Amendment No. 11 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The securities purchased by each of Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and held in the Engaged Capital Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,803,366 Shares directly owned by Engaged Capital Flagship Master is approximately $11,832,420, including brokerage commissions. The aggregate purchase price of the 274,994 Shares directly owned by Engaged Capital Co-Invest IV-A is approximately $677,401, including brokerage commissions. The aggregate purchase price of the 421,640 Shares directly held in the Engaged Capital Account is approximately $1,038,638, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (c) and (e) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 114,519,903 Shares outstanding as of March 24, 2023, which is the total number of Shares outstanding as reported in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on April 14, 2023.

As of the date hereof, Engaged Capital Flagship Master directly beneficially owned 4,803,366 Shares, constituting approximately 4.2% of the Shares outstanding. Each of Engaged Capital Fund and Engaged Capital Offshore, as feeder funds of Engaged Capital Flagship Master, may be deemed to beneficially own the 4,803,366 Shares directly beneficially owned by Engaged Capital Flagship Master, constituting approximately 4.2% of the Shares outstanding.

As of the date hereof, Engaged Capital Co-Invest IV-A directly beneficially owned 274,994 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, 421,640 Shares were directly beneficially held in the Engaged Capital Account, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Flagship Master and Engaged Capital Co-Invest IV-A and the investment adviser of the Engaged Capital Account, may be deemed to beneficially own the 5,500,000 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 4.8% of the Shares outstanding. Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 5,500,000 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 4.8% of the Shares outstanding. Mr. Welling, as the Founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 5,500,000 Shares beneficially owned in the aggregate by Engaged Capital Flagship Master, Engaged Capital Co-Invest IV-A and beneficially held in the Engaged Capital Account, constituting approximately 4.8% of the Shares outstanding.

9

CUSIP No. 8676EP108

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(c)       Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 10 to the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

(e)       As of April 13, 2023, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares.

10

CUSIP No. 8676EP108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

Engaged Capital Flagship Master Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Co-Invest IV-A, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

11

CUSIP No. 8676EP108

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

12

CUSIP No. 8676EP108

SCHEDULE B

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 10 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

ENGAGED CAPITAL FLAGSHIP MASTER FUND, LP

Sale of Common Stock	(134,432)	8.4582	03/02/2023
Sale of Common Stock	(41,904)	8.3092	03/02/2023
Sale of Common Stock	(9,282)	8.3250	03/02/2023
Sale of Common Stock	(37,557)	8.3244	03/02/2023
Sale of Common Stock	(16,982)	8.4389	03/03/2023
Sale of Common Stock	(743)	8.4700	03/03/2023
Sale of Common Stock	(104,661)	8.5923	03/03/2023
Sale of Common Stock	(59,608)	8.0198	03/15/2023
Sale of Common Stock	(3,710)	8.0105	03/16/2023
Sale of Common Stock	(27,072)	7.4081	03/23/2023
Sale of Common Stock	(26,199)	7.5041	03/24/2023
Sale of Common Stock	(26,199)	7.4693	03/27/2023
Sale of Common Stock	(8,978)	7.5293	03/28/2023
Sale of Common Stock	(32,225)	7.6168	03/29/2023
Sale of Common Stock	(14,685)	7.7230	03/30/2023
Sale of Common Stock	(43,665)	7.7002	03/31/2023
Sale of Common Stock	(34,932)	7.7871	04/03/2023
Sale of Common Stock	(34,932)	7.7171	04/04/2023
Sale of Common Stock	(34,932)	7.6945	04/05/2023
Sale of Common Stock	(34,932)	7.7890	04/06/2023
Sale of Common Stock	(29,300)	7.9087	04/10/2023
Sale of Common Stock	(34,932)	8.3949	04/12/2023
Sale of Common Stock	(34,932)	8.3556	04/13/2023
Sale of Common Stock	(34,932)	8.4373	04/14/2023
Sale of Common Stock	(32,576)	8.2912	04/17/2023
Sale of Common Stock	(34,932)	8.3885	04/18/2023
Sale of Common Stock	(8,733)	8.0937	04/20/2023
Sale of Common Stock	(12,735)	8.1146	04/21/2023

ENGAGED CAPITAL CO-INVEST IV-A, LP

Sale of Common Stock	(1,500)	7.5041	03/24/2023
Sale of Common Stock	(1,500)	7.4693	03/27/2023
Sale of Common Stock	(514)	7.5293	03/28/2023
Sale of Common Stock	(1,845)	7.6168	03/29/2023
Sale of Common Stock	(841)	7.7230	03/30/2023
Sale of Common Stock	(2,500)	7.7002	03/31/2023
Sale of Common Stock	(2,000)	7.7871	04/03/2023
Sale of Common Stock	(2,000)	7.7171	04/04/2023
Sale of Common Stock	(2,000)	7.6945	04/05/2023
Sale of Common Stock	(2,000)	7.7890	04/06/2023
Sale of Common Stock	(1,678)	7.9087	04/10/2023
Sale of Common Stock	(2,000)	8.3949	04/12/2023
Sale of Common Stock	(2,000)	8.3556	04/13/2023
Sale of Common Stock	(2,000)	8.4373	04/14/2023
Sale of Common Stock	(1,865)	8.2912	04/17/2023
Sale of Common Stock	(2,000)	8.3885	04/18/2023
Sale of Common Stock	(500)	8.0937	04/20/2023
Sale of Common Stock	(729)	8.1146	04/21/2023

CUSIP No. 8676EP108

ENGAGED CAPITAL, LLC
(Through the Engaged Capital Account)

Sale of Common Stock	(2,902)	8.3244	03/02/2023
Sale of Common Stock	(3,239)	8.3092	03/02/2023
Sale of Common Stock	(10,403)	8.4582	03/02/2023
Sale of Common Stock	(718)	8.3250	03/02/2023
Sale of Common Stock	(8,078)	8.5923	03/03/2023
Sale of Common Stock	(1,314)	8.4389	03/03/2023
Sale of Common Stock	(57)	8.4700	03/03/2023
Sale of Common Stock	(4,634)	8.0198	03/15/2023
Sale of Common Stock	(290)	8.0105	03/16/2023
Sale of Common Stock	(2,078)	7.4081	03/23/2023
Sale of Common Stock	(2,301)	7.5041	03/24/2023
Sale of Common Stock	(2,301)	7.4693	03/27/2023
Sale of Common Stock	(788)	7.5293	03/28/2023
Sale of Common Stock	(2,830)	7.6168	03/29/2023
Sale of Common Stock	(1,290)	7.7230	03/30/2023
Sale of Common Stock	(3,835)	7.7002	03/31/2023
Sale of Common Stock	(3,068)	7.7871	04/03/2023
Sale of Common Stock	(3,068)	7.7171	04/04/2023
Sale of Common Stock	(3,068)	7.6945	04/05/2023
Sale of Common Stock	(3,068)	7.7890	04/06/2023
Sale of Common Stock	(2,573)	7.9087	04/10/2023
Sale of Common Stock	(3,068)	8.3949	04/12/2023
Sale of Common Stock	(3,068)	8.3556	04/13/2023
Sale of Common Stock	(3,068)	8.4373	04/14/2023
Sale of Common Stock	(2,861)	8.2912	04/17/2023
Sale of Common Stock	(3,068)	8.3885	04/18/2023
Sale of Common Stock	(767)	8.0937	04/20/2023
Sale of Common Stock	(1,118)	8.1146	04/21/2023